EX-35.1
Servicer Compliance Statement
For SEMT 2011-2

(i) a review of the Seller's activities during the immediately preceding calendar year and of its performance under the applicable Agreement or any applicable Reconstitution Agreement during such period has been made under such officer's supervision, and
(ii) to the best of such officers' knowledge, based on such review, the Seller has fulfilled all of its obligations under the applicable Agreement and any applicable Reconstitution Agreement in all material respects throughout such calendar year.


First Republic Bank
By:    /s/ Chris Zweifel 3/3/12
Name:  Chris Zweifel
Title: Director